Exhibit 21.1

 List of Subsidiaries of Indonesia Energy Corporation

Name	Jurisdiction of Incorporation/Formation
WJ Energy Group Limited	Hong Kong
PT Green World Nusantara	Indonesia
PT Harvel Nusantara Energi	Indonesia
PT Hutama Wiranusa Energi	Indonesia
PT Cogen Nusantara Energi	Indonesia